UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 13 OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  333-12334

 Telecom Italia Media S.p.A.

(Exact name of registrant as specified in its charter)

Via della Pineta Sacchetti 229, 00168 Rome, Italy, +39 06 355841

 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary Shares, nominal value  €0.03 per share
Savings Shares, nominal value €0.03 per share

 (Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

Telecom Italia Media S.p.A. (the “Company”) first incurred the duty to file reports under Section 13(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), on July 21, 2000.  In connection with the merger between the Company and Tin.it, a company wholly owned by Telecom Italia S.p.A., the Company offered its ordinary shares to Telecom Italia shareholders in the United States pursuant to a registration statement on Form F-4 that was filed with the Commission on July 21, 2000.

For the 12 months preceding the filing of this Form 15F, the Company has filed and submitted all reports required under Section 13(a) of the Exchange Act.  The Company has filed at least one annual report on Form 20-F under Section 13(a).

Item 2. Recent United States Market Activity

The Company last sold securities in the United States in an offering registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), on July 21, 2000 pursuant to a registration statement on Form F-4.

Item 3. Foreign Listing and Primary Trading Market

The Company’s ordinary shares have been listed in euro on the Italian stock exchange’s Mercato Telematico since January 2, 1997. The Telematico constitutes the primary trading market for the Company’s ordinary shares.

In addition, following the acquisition of Consodata and as agreed with the French financial authority (Conseil des Marchés Fiduciaries), TI Media’s ordinary shares have been trading on the Premier Marché of Euronext in Paris between August 7, 2001 and December 31, 2004.

The Company’s shares are not, listed on any U.S. securities exchange.

From April 10, 2006 until April 10, 2007, the average daily trading volume in the Company’s ordinary shares on Telematico represented 99.85% of the worldwide average daily trading volume in such securities.

Item 4. Comparative Trading Volume Data

The source of all data (both U.S. and outside U.S.) used in determining average daily trading volumes in this Form 15F is Bloomberg.

From April 10, 2006 until April 10, 2007, the average daily trading volume in the Company’s common stock was 648.05 in the United States and

12,096,587.94 worldwide (including the United States). For this period, average daily trading volume in the United States represented 0.005% of the worldwide average daily trading volume.

The Company does not maintain, a sponsored American depositary receipt facility for its ADSs.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

The Company published a notice disclosing intent to terminate its duty to file reports under Section 13(a) of the Exchange Act on June 6, 2007 by means of an electronic filing with the Borsa Italiana and distributed through its publication system, Bloomberg, Reuters and Dow-Jones.  A copy of this notice is attached as Exhibit 1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company intends to publish information required under Rule 12g3-2(b)(1)(iii) on its website: www.telecomitaliamedia.it

PART III

Item 10. Exhibits

1.	Notice of Intent to Terminate Reporting Obligations.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Telecom Italia Media S.p.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Telecom Italia Media S.p.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date:	June 6, 2007	By:	/s/ Paolo Serra
Name: Paolo Serra
Title: Chief Financial Officer